Exhibit 99.1

LightInTheBox Reports Third Quarter 2025 Financial Results

Delivers Record Quarterly Profit of $2.8 Million, Up from $0.3 Million Last Year

SINGAPORE, November 12, 2025 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global specialty retailer, today announced its unaudited financial results for the third quarter ended September 30, 2025. The Company continued the growth of its direct-to-consumer (DTC) apparel brands, leveraging proprietary designs and real-time customer insights to drive higher margins and customer loyalty, while simultaneously engineering a turnaround in its legacy e-commerce operations through a shift to bespoke, high-value offerings like print-on-demand apparel. This dual-track strategy has delivered record profitability in recent years and positioned the Company well for renewed overall growth in 2026.

Third Quarter 2025 Financial Highlights:

•	Total Revenues were $55.5 million, a 3% decrease year over year, compared to a 34% decline in the first quarter of 2025 and a 15% decrease in the second quarter of 2025, reflecting growth in the Company’s DTC brands, a stabilization in the legacy business and a deliberate focus on margin preservation over market share in a competitive market.

•	Gross Profit was $37.1 million, compared with $34.8 million in the same quarter last year.

•	Gross Margin improved to 66.9% from 61.1% in the same quarter last year, driven by higher-margin proprietary product lines and bespoke legacy offerings like print-on-demand apparel.

•	Operating Expenses were $34.5 million, which remained stable compared with $34.3 million in the same quarter last year.

o	Fulfillment Expenses decreased by 2% year over year to $4.1 million.

o	Selling and Marketing Expenses increased by 7% year over year to $26.1 million.

o	General and Administrative Expenses decreased by 24% year over year to $4.5 million, of which Research and Development expenses were $2.6 million.

•	Net Income reached $2.8 million, compared with $0.3 million in the same quarter last year, marking record quarterly profit since 2022 and sustained profitability amidst industry challenges.

•	Adjusted EBITDA was $3.3 million, compared with $0.8 million in the same quarter last year.

First Nine Months of 2025 Financial Highlights

•	Total Revenues were $161.4 million, a 18% decrease year over year, primarily due to the Company’s pivot to margin preservation in a highly competitive e-commerce environment, with declines moderating significantly from the first quarter of 2025 to the third quarter of 2025.

•	Gross Profit was $106.5 million, compared with $119.6 million in the same period last year.

•	Gross Margin improved to 66.0% from 60.5% in 2024, driven by the successful introduction of higher-margin proprietary product lines.

•	Operating Expenses decreased by 17% year over year to $101.9 million, mainly attributable to reduced revenue and enhanced cost management.

o	Fulfillment Expenses decreased by 18% year over year to $12.3 million.

o	Selling and Marketing Expenses decreased by 15% year over year to $75.9 million.

o	General and Administrative Expenses decreased by 27% year over year to $14.3 million, of which Research and Development expenses were $7.8 million.

•	Net Income reached $5.0 million, compared with a loss of $2.9 million in 2024, showcasing remarkable profitability turnaround.

•	Adjusted EBITDA was $6.2 million, compared with a loss of $1.0 million in the same period last year.

“Our transformation into a global DTC apparel retailer continues to yield strong results, as evidenced by our third quarter 2025 performance, marking our sixth consecutive profitable quarter with net income reaching $2.8 million from $0.3 million in Q3 2024,” said Jian He, CEO of LightInTheBox. “We’ve built on the foundation laid in prior quarters by deepening our DTC brand portfolio, with Ador.com leading the charge in delivering premium, affordable fashion that resonates with our core demographic.”

“By better understanding our customers and offering bespoke products like print-on-demand apparel, we have successfully engineered a turnaround in our legacy business, which helped moderate revenue decline to just 3% year-over-year. Meanwhile, our emerging women’s golf apparel line is gaining traction in a niche, high-margin market, blending performance and style to attract repeat buyers and new partnerships. This dual focus, revitalizing the legacy operations for stability while scaling DTC brands for growth, has created a more resilient model.”

“Bolstered by growing brand momentum and strategic efficiencies, we’re on track for overall revenue growth in 2026 through broader channel expansion and enhanced marketing efficiency. We remain committed to this strategic path, which is unlocking greater value for our customers and shareholders alike in an evolving retail landscape,” Mr. He concluded.

Share Repurchase Program

On March 31, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $0.7 million of its ordinary shares in the form of ADSs no later than June 30, 2025. The Company has since extended the share repurchase program through December 31, 2025. As of November 10, 2025, the Company has repurchased 340,333 ADSs with a total aggregate value of approximately $0.67 million.

About LightInTheBox Holding Co., Ltd.:

LightInTheBox is a global specialty retail company, providing a diverse range of affordable lifestyle products directly to consumers worldwide since 2007. In 2024, the Company shifted its focus to apparel design and launched its first proprietary brand, Ador.com, to meet the growing global demand for accessible higher-end fashion. Ador.com specializes in designer-quality clothing for women aged 35-55 at competitive prices and operates design studios and sample shops in both the U.S. and China, including a boutique and design studio in Campbell, California. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company’s non-GAAP financial measure does not reflect all items of income and expenses that affect the Company’s operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement:

This press release contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions; changes in tariffs and trade policies; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31, 2024	As of September 30, 2025
ASSETS
Current Assets
Cash and cash equivalents	17,945	16,185
Restricted cash	1,800	1,810
Accounts receivable, net of allowance for credit losses	976	922
Inventories	3,641	4,988
Prepayments and other current assets	2,610	2,404
Total current assets	26,972	26,309
Property and equipment, net	2,185	1,459
Intangible assets, net	2,745	2,311
Goodwill	26,663	27,321
Operating lease right-of-use assets	9,930	7,092
Long-term rental deposits	806	433
Long-term investments	73	77
TOTAL ASSETS	69,374	65,002

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Short-term borrowings	685	702
Accounts payable	10,378	7,989
Advance from customers	8,357	10,593
Operating lease liabilities	4,047	3,491
Accrued expenses and other current liabilities	54,091	47,396
Total current liabilities	77,558	70,171

Operating lease liabilities	4,780	2,300
Deferred tax liabilities	101	107
Unrecognized tax benefits	107	-
TOTAL LIABILITIES	82,546	72,578

SHAREHOLDERS’ DEFICIT
Ordinary shares	17	17
Additional paid-in capital	282,766	280,641
Treasury shares	(30,880)	(29,068)
Statutory reserves	390	390
Accumulated other comprehensive loss	(3,265)	(2,326)
Accumulated deficit	(262,200)	(257,230)
TOTAL SHAREHOLDERS’ DEFICIT	(13,172)	(7,576)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	69,374	65,002

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Revenues
Product sales	53,624	53,507	188,607	154,978
Services and others	3,382	1,948	8,930	6,377
Total revenues	57,006	55,455	197,537	161,355
Cost of revenues
Product sales	(21,632)	(18,014)	(76,215)	(53,498)
Services and others	(538)	(358)	(1,747)	(1,325)
Total Cost of revenues	(22,170)	(18,372)	(77,962)	(54,823)
Gross profit	34,836	37,083	119,575	106,532
Operating expenses
Fulfillment	(4,160)	(4,076)	(14,916)	(12,301)
Selling and marketing	(24,516)	(26,139)	(88,784)	(75,884)
General and administrative	(5,876)	(4,462)	(19,546)	(14,281)
Other operating income, net	265	178	828	545
Total operating expenses	(34,287)	(34,499)	(122,418)	(101,921)
Income / (loss) from operations	549	2,584	(2,843)	4,611
Interest income	3	1	87	6
Interest expense	-	(4)	-	(13)
Other (expense) / income, net	(282)	254	(180)	259
Total other (expense) / income	(279)	251	(93)	252
Income / (loss) before income taxes	270	2,835	(2,936)	4,863
Income tax (expense) / benefit	(4)	-	(5)	107
Net income / (loss)	266	2,835	(2,941)	4,970
Net income / (loss) attributable to LightInTheBox Holding Co., Ltd.	266	2,835	(2,941)	4,970

Weighted average numbers of shares used in calculating net income / (loss) per ordinary share
-Basic	220,650,849	219,507,608	221,284,420	220,046,340
-Diluted	220,933,927	219,701,334	221,284,420	220,252,163

Net income / (loss) per ordinary share
-Basic	0.00	0.01	(0.01)	0.02
-Diluted	0.00	0.01	(0.01)	0.02

Net income / (loss) per ADS (12 ordinary shares equal to 1 ADS)
-Basic	0.01	0.15	(0.16)	0.27
-Diluted	0.01	0.15	(0.16)	0.27

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2025	2024	2025
Net income / (loss)	266	2,835	(2,941)	4,970
Less: Interest income	3	1	87	6
Interest expense	-	(4)	-	(13)
Income tax (expense) / benefit	(4)	-	(5)	107
Depreciation and amortization	(541)	(413)	(1,688)	(1,279)
EBITDA	808	3,251	(1,335)	6,149
Less: Share-based compensation	(20)	-	(296)	(87)
Adjusted EBITDA*	828	3,251	(1,039)	6,236

* Adjusted EBITDA represents net income / (loss) before share-based compensation expense, interest income, interest expense, income tax (expense) / benefit and depreciation and amortization expenses.